    As Filed with the Securities and Exchange Commission on October 26, 2000
                          Registration No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                            Osage Systems Group, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

                  Delaware                                  95-4374983
        (State or Other Jurisdiction                      (I.R.S. Employer
      of Incorporation or Organization)                 Identification Number)

                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
                   (Address, including zip code, and telephone
                  number, including area code, of Registrant's
                          principal executive offices)

                                   PHIL CARTER
                             Chief Executive Officer
                            Osage Systems Group, Inc.
                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
                               Fax: (602) 274-9154
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    Copy to:

                              JOSEPH P. GALDA, ESQ.
                   Buchanan Ingersoll Professional Corporation
                               Eleven Penn Center
                         1835 Market Street, 14th Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-3879
                               Fax: (215) 665-8760

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
                       ----------------------------------
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

----------------------------------------------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                        Proposed              Proposed
                                   Amount               Maximum                Maximum               Amount Of
      Title of shares               To Be           Aggregate Price           Aggregate            Registration
      To Be Registered           Registered           Per Share(1)          Offering Price              Fee
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
Common stock,
$.01 par value............       7,142,825 (2)           $0.59375              $4,241,052               $1,120
----------------------------- ------------------ ----------------------- ---------------------- ----------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The price represents the average of the high and low prices per share of common stock of Osage Systems Group, Inc. as reported on The American Stock Exchange on October 24, 2000.

(2)   Consists of the following:

         o 182,825 common shares issued to certain employees pursuant to certain earn-out and bonus provisions in connection with our prior acquisitions;

         o 1,335,000 common shares issuable upon exercise of outstanding warrants and warrants which will be issued upon the effective date of this registration statement at prices ranging from $1.00 to $1.50, all of which were issued or will be issued in private placement transactions; and

         o 5,625,000 common shares issuable upon conversion of $2,250,000 of our outstanding 8% convertible notes and notes which will be issued upon the effective date of this registration statement, all of which were issued or will be issued in a private placement transaction. The notes convert into shares of our common stock at a price of $0.80 per share, subject to downward adjustment based on the trading price of our common stock. Because of the potential downward adjustment, we are contractually obligated to register not less than 200% of the shares issuable at the $0.80 conversion price.

         We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to completion, dated October 26, 2000

Preliminary Prospectus
----------------------

                            Osage Systems Group, Inc.

                        7,142,825 Shares of common stock


         The selling security holders, identified on page 10 of this prospectus, may offer and sell, from time to time, up to 7,142,825 shares of our common stock, which includes 6,960,000 common shares which may be issued upon the exercise of warrants and the conversion of notes. The selling security holders may sell all or some of their respective shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares, although we may receive the exercise price of the warrants. The holders of the notes and warrants are not obligated to convert the notes or exercise the warrants.

         Our common stock is listed on The American Stock Exchange under the symbol "OSE". The last reported sale price of our common stock on October 25, 2000 on The American Stock Exchange was $0.5625 per share.

                    ----------------------------------------


     Investing in our common stock involves a high degree of risk. See "Risk
                          Factors" beginning on page 2.

                    ----------------------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is [___________]

                            Osage Systems Group, Inc.

                                Table of Contents
                                -----------------
                                                                        Page No.
                                                                        --------


ABOUT THIS PROSPECTUS.........................................................ii


ABOUT OUR BUSINESS.............................................................1


RISK FACTORS...................................................................2


FORWARD-LOOKING STATEMENTS.....................................................8


RECENT DEVELOPMENTS............................................................8


USE OF PROCEEDS................................................................9


SELLING SECURITY HOLDERS.......................................................9


DESCRIPTION OF SECURITIES.....................................................11


PLAN OF DISTRIBUTION..........................................................14


LEGAL MATTERS.................................................................16


EXPERTS.......................................................................16


INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................16


WHERE YOU CAN FIND MORE INFORMATION...........................................17

                              About this Prospectus

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                               About Our Business

         We provide products, solutions and services nation-wide to support, integrate and manage computer network systems. As a total solutions provider, we sell and integrate hardware, software and technical resources to solve critical data management problems. We assist our customers in all phases of their information technology needs. This involves analyzing their business needs, designing and implementing systems for them and providing ongoing systems management support. Our technical consultants are skilled in specialized practice areas such as enterprise infrastructure, enterprise resource planning, electronic commerce, java application development, web solutions, electronic publishing and network support services. We provide solutions which integrate products from industry-leading vendors. In addition, we have developed proprietary data warehousing and data mining Internet software which we have begun to offer to the marketplace.

         During 1998 and 1999, we implemented a business strategy focusing on growth through acquisition and development of the higher margin professional consulting segment of our operations. We acquired six companies that have significantly contributed to our revenue base since the beginning of 1998. During 1998, our revenues increased to $61 million from $14.2 million during 1997. If each of the acquisitions had been completed as of January 1, 1998, our revenues during 1998 would have increased to $83 million. Additionally, in August 1999, we acquired the business intelligence and data warehousing business of Leveraged Solutions, Inc. Our total revenues for 1999 were $114.7 million. During the first half of 2000, we redirected our business strategy by focusing on developing the professional consulting segment of operations. We recently reorganized into two strategic business units, Osage iXi and Osage Systems Integration. Osage iXi provides consulting services to e-commerce businesses such as designing systems to improve supply chain management and gathering and analyzing data to improve client performance. Osage System Integration customers include both our traditional base and the emerging market of Internet related companies. In 1999 we had in excess of 70 customers whose principal business related to the Internet such as Internet service providers "ISPs", application service providers "ASPs", business to business "B2B" commerce sites and business to consumer "B2C" commerce sites. Most of the services provided to these customers involve the basic infrastructure of their Internet installations.

         We were originally incorporated as "Pacific Rim Entertainment, Inc." under the laws of Delaware in 1992. After several years of losses, Pacific Rim suspended operations in 1996. Pacific Rim acquired and assumed the historic business of Osage Computer Group, Inc. in a merger transaction that became effective on December 22, 1997. Osage Computer Group, Inc. had been a provider of network computing solutions since 1989. On March 10, 1998, Pacific Rim changed its name to "Osage Systems Group, Inc."

         Our executive offices are located at 1661 East Camelback Road, Suite 245, Phoenix, Arizona, and our telephone number is (602) 274-1299.

                                  Risk Factors

         An investment in the shares of common stock offered by this prospectus involves a high degree of risk, and you should invest only after you have carefully gathered and reviewed information about us. This prospectus has been filed as part of a registration statement on Form S-3 and only contains a summary of information which may be relevant to you in making an investment decision. Accordingly, prior to making an investment decision, you should carefully evaluate, among other materials, the following risk factors, the remainder of the information set forth in this prospectus and the reports we have filed with the SEC, and other information about us incorporated by reference into this document.


1. If losses continue, our operations will suffer and we will have to delay or limit our development program. This could hinder our growth in the computer industry and slow our generation of revenues.

         We have recently incurred material losses. If we continue to suffer material losses, our operations will be adversely affected and we will have to cease or significantly delay our development strategy. Specifically, we incurred a net loss of $6.4 million for the year ended December 31, 1999, of which $4.4 million represented restructuring and impairment charges incurred during the third quarter of 1999. Through the first six months of 2000 we have incurred a net loss of approximately $2.7 million and have required the influx of additional capital to support our operations. While we can give no assurances, we believe that operating losses will subside and operating profits can be achieved within the next year.

2. Our future profitability depends upon the successful development of our e-commerce consulting practice.

         Our future profitability depends upon our successful implementation of a business strategy focusing on growth through development of the higher margin professional consulting segment of our operations, particularly services that allow businesses to engage in commerce over the Internet. We will need to hire significant numbers of technical personnel to further develop our higher margin services. We may not be able to attract and retain those personnel. In addition, we will invest substantially in the development of our e-commerce consulting services, but cannot guarantee that those services will be successful in the marketplace.

3. We will need to secure additional financing or use our cash resources to pursue our development strategy. Financing our strategy by issuing securities could lower the value of the shares, while using cash resources for product development will divert those resources from our current base business.

         During 1998 and 1999, our business grew through acquisitions. Recently we have refocused on product and service development. We will need additional financing to develop this strategy. We intend to obtain additional financing through a combination of traditional debt financing, issuing our shares and selling debt and equity securities. If we are able to finance our growth by issuing our securities, we will not need as much additional cash, but the issuance of securities could dilute our stock, thereby reducing its value. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or equity financing. If we do not have sufficient cash resources, we may be forced to engage in debt financing on terms that restrict our ability to make investments in product and service development and incur additional debt, which could impede our ability to achieve our growth strategy.

         We entered into an agreement on July 21, 2000 with SPH Investments, Inc., a principal stockholder, and HMA Associates, Inc., pursuant to which we were to receive $4.0 million in debt financing. Of this financing $2.0 million was advanced on July 25, 2000, with $1.0 million expected by September 30, 2000. Pursuant to the agreement the company expects the final $1 million by November 30, 2000. As of the date of this prospectus, the $1 million expected on or before September 30, 2000 has not been received. We are in discussions with SPH and HMA regarding the timing of the remaining funds committed to us. Failure to obtain these funds could have an adverse affect on our ability to meet all of our obligations on a timely basis.

4. The future issuance of additional shares of common stock could decrease the value of the shares.

         We are presently authorized to issue 100,000,000 shares of common stock, of which 33,294,462 are outstanding as of the date of this prospectus. As detailed below, we expect to issue at least 8,187,500 more shares in the future due to business decisions of our board of directors, in order to meet our contractual obligations, upon the exercise of options and warrants and upon the conversion of convertible notes. Issuance of these shares is likely to have a dilutive effect upon the existing stockholders and may reduce the value of their investment.

         We may issue additional shares for valid business purposes within the discretion of our board of directors, such as:

         o the acquisition of other companies; and

         o compensation of our officers, employees and directors.

         In addition, we are contractually obligated to issue shares for the following reasons:


         o if holders of our options exercise their rights to purchase shares, we must issue up to 3,936,076 shares of common stock;

         o if holders of our warrants exercise their rights to purchase shares, we must issue up to 1,590,500 shares of common stock;

         o if holders of our convertible notes convert their notes, we must issue at least 2,812,500 shares of common stock and may have to issue additional shares of our common stock if the market value of the common stock declines; and

         o we may need to issue shares under the earn-out provisions of our prior acquisitions if the financial and performance criteria described in the acquisition agreements are satisfied.

5. Completion of this offering will significantly increase the number of shares of our common stock that may be sold into the market. This could cause the market price of our common stock to drop significantly, even if our business is doing well.


         Sales of substantial amounts of common stock in the public market following this offering could reduce the market price of our common stock and make it more difficult for us to sell equity securities in the future. As of the date of this prospectus, approximately 32 million shares of our common stock are eligible for resale into the market under applicable securities laws. After this offering, the 7,142,825 shares covered by this prospectus may be resold into the public market immediately. This includes approximately 6,960,000 shares that may be resold upon the exercise of warrants and conversion of notes covered by this prospectus. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels.

6. A former preferred stockholder recently sued us. We may be forced to issue additional shares of our common stock or pay a large amount of money to the stockholder in the lawsuit. If that happens, our stock may be diluted and we may not have enough cash to operate our business.

         Halifax Fund, L.P., formerly a preferred stockholder of ours, sued us for allegedly failing to offer Halifax the right to participate in a financing consummated in November 1999. Halifax is suing for the right to purchase below-market securities from us, as well as monetary damages. If Halifax is successful in the lawsuit, we may be forced to issue preferred stock convertible into approximately 13.3 million shares of our common stock or pay a large sum of money as damages to Halifax.

7. Our classified board of directors and Delaware statutory provisions against takeovers may make a change in control of Osage more difficult, even if a takeover would benefit our stockholders and us. These factors could prevent our stockholders from recognizing a premium on our stock.

         Our board of directors has three classes, with the members of one class elected each year to serve a three-year term. A director may be removed only for cause by a vote of the holders of two-thirds of our outstanding securities. The classified board of directors makes it more difficult to change majority control of the board, which may discourage attempts by third parties to make a tender offer or otherwise obtain control of us, even if such attempt would be beneficial to our stockholders and us.

         We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns or, within three years, did own, 15% or more of the corporation's voting stock. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market price. The supermajority voting provisions in our bylaws and these provisions regarding certain business combinations could delay, defer or prevent a change in control of Osage or the removal of existing management. Our certificate of incorporation also includes undesignated preferred stock, which may enable the Board to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

One of our principal stockholders is able to elect all of our directors and control our management and policies. As a result, Section 203 of the Delaware General Corporation Law would not apply to such principal stockholder because our board of directors approved the transaction that resulted in the principal stockholder becoming an "interested stockholder."

8. Our dependence on our key customers means our net sales are vulnerable if we lose a key customer.

         Although dependence on our largest customers has diminished as revenues have increased and the geographic scope of our business has expanded, a substantial portion of our net sales and gross profits will continue to be derived from sales to our largest customers. Motorola, Inc., our largest customer which, in 1997 accounted for 64.8% of net sales, accounted for only 16.7%, 15.4% and 13.0% of net sales in the years ended 1998, 1999, and the six ended June 30, 2000, respectively. No other customer accounted for more than 3.0% of our net sales for the year ended December 31, 1999. Through the six months ended June 30, 2000 we had six customers, excluding Motorola, that accounted for between 3%-8.5% of our net sales, with an average of 4.8%.

9. It may be difficult to judge our financial performance since our quarterly operating results vary substantially. Accordingly, our past operating results should not be relied upon to predict our future performance.

         In the past, our operating results have varied substantially from quarter to quarter, and we expect that they will continue to do so. Our quarterly operating results are influenced by, among others:

         o the timing, size and stage of projects;

         o new distribution channels for securing product;

         o competitive pressures;

         o product cost increases;

         o product availability;

         o vendor terms;

         o cash availability;

         o increasing sales costs;

         o new service introductions by us or our competitors;

         o information technology outsourcing trends;

         o the hiring of additional staff and increased selling and administrative expenses associated with our growth;

         o changes in our billing and employee utilization rates; and

         o incurring costs incurred for projects in periods prior to recognizing revenues for such contracts.

         We must plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect our operating results for the quarter. We believe, therefore, that you should not rely on our past operating results and period-to-period comparisons or to predict our future performance.

10. Because we are smaller than many of our competitors, we may lack the financial resources needed to capture increased market share in the information technology services industry. This could inhibit our growth and profitability.

         Many of our competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources than us. If we compete with them for the same markets, their financial strength could prevent us from capturing those markets. For example, our larger competitors could launch extensive advertising campaigns and discount services to attract or maintain customers. We may not have the financial resources needed to effectively compete with them on that level. Additionally, we have faced, and expect to continue to face, additional competition from new entrants into our markets.

         We believe that competitive factors in our markets include:

         o quality of service and products;

         o development of new products and services;

         o price;

         o project management capability; and

         o technical and business expertise.

11. Our success is dependent upon retaining key management personnel, especially our Chief Executive Officer. If key personnel leave us, our business may not be successful.

         Our future success will depend in large part upon our the continued service of key management personnel, particularly Phil Carter, Chief Executive Officer. While Mr. Carter has an employment agreement with us until November 29, 2001, he can terminate the agreement and may receive severance payments. Currently, we do not maintain key man insurance on Mr. Carter or any of our executive officers or key employees.

12. Our sales and revenues will probably decrease if our suppliers do not meet our demand for computer products at competitive prices.


         Our business depends, in part, upon an adequate supply of hardware, software products and computer systems at competitive prices and on reasonable terms. Consequently, our results of operations are dependent upon the demand for, price of, technical capabilities of and quality of the products available for resale. Our principal supplier is Sun Microsystems, Inc. Additionally, we obtain the largest part of Sun equipment and other inventory from GE Access Graphics, Inc., a Sun master reseller.

         To reduce the risk of product shortage, we attempt, when possible, to procure some hardware and software products from multiple sources. Some products are available from only a single source, as manufacturers elect to provide a direct relationship with system integrators. We have supply contracts with vendors and purchase hardware and software products and computer systems on a purchase order basis. As a result, we cannot be certain that these products will continue to be available as required by us at prices or on terms acceptable to us.

         During the fourth quarter of 1998, shortages of products from our principal vendor significantly disrupted the orderly flow of products and had a negative effect on our results of operations. These issues were short-term and during 1999 the supply of product resumed to its historic levels.

13. Since we do not anticipate paying dividends on our common stock, investors in the shares will probably not receive any.

         We have not paid dividends since inception and we do not plan on paying dividends on our common stock in the foreseeable future. The payment of future dividends on our common stock will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. Earnings, if any, are expected to be retained to finance and develop our business.

14. Our lender may not always loan us the money we need to operate our business. If we do not have continuous access to credit, we may lose customers and generate less revenue.

         We obtain most of our working capital under a $20 million line of credit with Coast Business Services. As of June 30, 2000, we had unpaid borrowings of approximately $19.7 million of which $15.3 million was borrowed from Coast. Coast has a lien on most of our assets as collateral for the line of credit. If we do not timely collect our receivables from customers to pay down the line of credit, or if Coast changes its lending policies, we may not have sufficient credit available to us to operate our business. Any decrease or significant limitation on the amount of accessible credit may limit our ability to fill existing sales orders or expand our sales levels, thereby resulting in a loss of revenues.

15. Our stock price may be volatile due to factors under, as well as out of, our control. This volatility may negatively affect the profitability of investing in the shares.

         The market price of our common stock could in the future be highly volatile. Some factors that may affect the market price include:

         o actual or anticipated fluctuations in our operating results;

         o announcements of technological innovations or new commercial products or services by us or our competitors;

         o general market conditions in the computer software and hardware industries; and

         o changes in recommendations or earnings estimates by securities analysts.

         Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

                           Forward-Looking Statements

         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by us to be reasonable, we cannot be certain that these statements will prove to be correct. These statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

                               Recent Developments

         On September 22, 2000, we completed a private placement transaction with six accredited investors to raise gross proceeds of $2,250,000 for general working capital purposes. We sold the following securities in the private placement:

         o $2,250,000 of our 8% convertible notes, convertible into shares of common stock at a price of $0.80 per share, subject to downward adjustment based on the trading price of our common stock; and

         o warrants to purchase 675,000 shares of our common stock.

         The private placement will be completed in two closings. At the initial closing on September 22, 2000, we issued the following:

         o $1,500,000 of 8% convertible notes, and

         o warrants to purchase 337,500 shares of common stock immediately exercisable at $1.25 per share.

At this closing we realized net proceeds of $1,355,000 after payment of a finder's fee in the amount of $120,000 and escrow and counsel fees in the amount of $25,000.

         The final closing will occur three days after the effective date of the registration statement of which this prospectus is a part. At the final closing we will issue the following:

         o $750,000 of 8% convertible notes, and

         o warrants to purchase an additional 337,500 shares of common stock immediately exercisable at $1.50 per share.

At the final closing, we will receive net proceeds of $690,000 after payment of a finder's fee in the amount of $60,000,

         Pursuant to our agreements with the investors in the private placement, we have filed a registration statement with the SEC to register the public resale of (i) 200% of the shares of common stock issuable upon conversion of the notes; and (ii) 100% of the shares of common stock issuable upon exercise of the warrants. We are required to cause the registration statement to be declared effective by the SEC by no later than December 21, 2000. If we fail to comply with this deadline, we will be required to pay a fine to the investors equal to 1% of the principal amount of the notes for the first thirty (30) day period or part thereof of noncompliance and 2% for each thirty (30) day period or part thereof thereafter. If we fail to cause the registration statement to be declared by February 19, 2001, it will be deemed an event of default under the notes resulting in the acceleration of our obligation to repay the principal amount of the notes.

                                 Use of Proceeds

         We will not receive any of the proceeds from the sale of the shares offered by this prospectus, although we may receive the exercise price of the warrants. Any proceeds from the exercise of the warrants will be used for general working capital purposes.

                            Selling Security Holders

         The selling security holders identified in the following table are offering for sale 7,142,825 shares of common stock. These shares include:

         o 182,825 shares of common stock;

         o up to 5,625,000 shares of common stock, which may be issued upon the conversion of 8% convertible notes; and

         o 1,335,000 shares of common stock which may be issued upon the exercise of warrants.

         We previously issued these shares of common stock, warrants and debentures in private placement transactions.

         The following table sets forth as of October 24, 2000, the number of shares being held of record or beneficially by the selling security holders and provides by footnote reference any material relationship between us and the selling security holder, all of which is based upon information currently available to us. The percentage of ownership for each selling security holder disclosed in the table is based on 33,294,462 shares of common stock outstanding as of October 24, 2000, plus any common stock equivalents held by that holder. Both the number of shares listed as being offered by the selling security holders in the table and the holders' respective percentage of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.


                                                                                       Number of            Beneficial
                                                Beneficial Ownership of                  Shares            Ownership of
              Name of                        Selling Security Holder Prior              Offered              Shares
    Selling Security Holder                           to Offering                        Hereby           After Offering
--------------------------------       -----------------------------------------       ----------      --------------------
                                                        Number           Percent                         Number     Percent
                                                        ------           -------                         ------     -------
Michael Lowther (1)                                     338,000            1.0%          88,000         250,000        *
Sharon O'Reilly  (1)                                    338,000            1.0%          88,000         250,000        *
Robert Lantz (2)                                          5,250               *           5,250               0        0
Robert Burke (2)                                          1,575               *           1,575               0        0
Jonathon Siegel                                      78,917 (3)               *          72,479           6,438        *
Bud Clarke                                           42,645 (3)               *          30,881          11,764        *
Steve Caruso                                         41,647 (3)               *          29,884          11,763        *
Stephen Schoffman                                    53,160 (3)               *          29,556          23,604        *
Global Capital Partners, Inc.                       106,250 (3)               *         106,250               0        0
Global Capital Markets , LLC                        250,950 (3)            1.5%         250,950               0        0
G.E. Access                                         140,000 (3)               *         140,000               0        0
Celeste Trust Reg.                                1,875,000 (4)            5.3%       1,875,000               0        0
Esquire Trade & Finance, Inc.                     2,625,000 (4)            7.3%       2,625,000               0        0
The Keshet Fund, L.P.                               206,250 (4)               *         206,250               0        0
Keshet, L.P.                                        637,500 (4)            1.9%         637,500               0        0
Talbiya B. Investments, Ltd.                        381,250 (5)            1.1%         381,250               0        0
Libra Finance, S.A.                                 575,000 (3)            1.7%         575,000               0        0
         Total                                    7,642,795                           7,142,825
-----------------------------

* Less than 1.0%.

(1) An employee of Osage Systems Group Minnesota, Inc., our wholly-owned subsidiary.

(2) An employee of Osage Systems Technologies, Inc., our wholly-owned subsidiary.


(3) Includes shares that may be issued pursuant to the exercise of our warrants.

(4) Includes shares that may be issued pursuant to the conversion of our 8% convertible notes. Pursuant to our contractual obligation relating to these convertible notes, the number of shares registered represents 200% of the shares issuable upon conversion of the notes based upon a conversion price of $0.80.

(5) Includes 100,00 shares that may be issued pursuant to the exercise of our warrants and 281,250 shares that may be issued pursuant to the conversion of our 8% convertible notes. Pursuant to our contractual obligation relating to the convertible notes, the number of shares registered represents 200% of the shares issuable upon conversion of the note based upon a conversion price of $0.80.

         The selling security holders may offer their shares of common stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

         Under agreements with the selling security holders, we will pay all offering expenses except the fees and expenses of any counsel and other advisors that the selling security holder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                            Description of Securities

         Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Common stock

         As of October 24, 2000 there were 33,294,462 shares outstanding.

         Holders of common stock have equal rights to receive dividends when, as and if declared by our board of directors, out of legally available funds. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

         Holders of common stock are entitled upon our liquidation to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

         Subject to any limitations contained in our certificate of incorporation, the board of directors may, without further action by the stockholders, issue up to 10,000,000 shares of preferred stock, $.01 par value per share, in one or more series. The board may set, as to any series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications.

Options

         We have issued options to purchase 3,936,076 shares of common stock in private transactions or pursuant to our stock option plan, at exercise prices ranging from $0.6875 to $7.25, subject to varying vesting periods. These options expire at various dates through August, 2004.

Warrants

         We have outstanding warrants to purchase 1,253,000 shares of common stock, These warrants include warrants issued to our lender, as well as to investors and certain placement agents and investment bankers in connection with various private placement financings completed by us.

      Number of Warrants        Date of Grant                 Expiration Date              Exercise Price
      ------------------        -------------                 ---------------              --------------
              3,000           February 10, 1998              February 9, 2001                   $3.50
             25,000           May 8, 1998                    May 7, 2001                        $4.25
             50,000           May 18, 1998                   May 17, 2001                       $4.25
             35,000           September 30, 1998             October 1, 2001                    $5.25
             22,500           September 30, 1998             September 28, 2001                 $5.25
            200,000           November 12, 1998              November 11, 2003                  $5.00
             50,000           December 4, 1998               December 4, 2000                   $4.75
            100,000           December 31, 1998              December 30, 2001                  $5.97
            100,000           February 9, 1999               February 9, 2002                   $7.875
             10,000           February 12, 1999              February 12, 20020                 $5.25
            100,000           April 16, 1999                 May 27, 2001                       $4.25
            100,000           December 30, 1999              December 30, 2004                  $0.75
             70,000           February 26, 2000              February 25, 2004                  $2.04
             50,000           May 22, 2000                   May 21, 2003                       $7.85
            337,500           September 22, 2000             September 21, 2003                 $1.25

         We are also committed to issuing the following:

         o 337,500 warrants at an exercise price of $1.50 within three days after the effective date of the registration statement of which this prospectus is a part, as more fully described in the section entitled "Recent Developments."

         o    520,000 warrants at an exercise price of $1.0625

         o    140,000 warrants at an exercise price of $1.00

Convertible notes

         We recently issued $1,500,000 of our 8% convertible notes and are committed to issuing $750,000 of additional notes within three days after the effectiveness of the registration statement of which this prospectus is a part. The notes are convertible into shares of common stock at an initial conversion price of $0.80 per share. Commencing March 22, 2001, the conversion price is subject to downward adjustment based on the trading price of our common stock. The conversion price will be adjusted to equal the average of the three lowest closing prices of our common stock as reported on The American Stock Exchange during the ten trading days preceding March 22, 2001 and each three month anniversary thereafter, if such adjustment results in a decrease in the conversion price.

         Applicable rules of The American Stock Exchange preclude us from issuing more than 5,941,976 shares of our common stock upon conversion of the notes. In the event that the closing price of our common stock as reported on The American Stock Exchange is less than $.50 for ten consecutive trading days, we are required to obtain the approval of our stockholders for the issuance of additional shares. Failure to obtain such approval will result in an event of default and the acceleration of our obligation to repay any notes which can not be converted. A delisting of our common stock from The American Stock Exchange will also result in an event of default under the notes.

Registration rights

         We prepared this prospectus pursuant to registration rights granted in connection with the transactions where we sold shares of common stock and securities convertible into or exercisable for common stock to the selling security holders. We have also granted registration rights in connection with recent acquisitions of businesses, private placement transactions, contracts for financial advisory services and a lending arrangement.

Provisions having a possible anti-takeover effect

         Delaware General Corporation Law

         The provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, govern us. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

         The provisions regarding certain business combinations could delay, defer or prevent a change in control of us or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

         The provisions described above, together with the ability of the board of directors to issue preferred stock, may delay or deter a change in the control or management of us.

         Certificate of Incorporation

         Undesignated preferred stock may enable the board of directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise reduce the market price of the common stock.

         Our certificate of incorporation provides that our board of directors is divided into three classes, that directors shall only be removed for cause and by a supermajority vote of stockholders, and that the consent of the Board of Directors is required to amend the certificate of incorporation. These provisions could delay or frustrate the removal of incumbent directors and could make a change in control transaction more difficult.

                              Plan of Distribution

         The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on The American Stock Exchange, any other exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchases;

         o    through options, swaps or derivatives;

         o    in privately negotiated transactions;

         o    in transactions to cover short sales;

         o    through a combination of any such methods of sale; or

         o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

         The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

         We will not receive any proceeds from the sale of the shares, although we may receive the exercise price of any warrants that are exercised. We will pay the expenses of preparing this prospectus and the related registration statement. The selling security holders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  Legal Matters

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, Pennsylvania 19103.

                                     Experts

         The financial statements incorporated in this prospectus by reference from the Company's Report on Form 10-KSB for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                    Indemnification of Directors and Officers

         Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of a director shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by the court, shall be determined by our board of directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

         o  breach of duty;                   o  misleading statement;

         o  neglect;                          o  omission; or

         o  error;                            o  act done.

         o  misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of The American Stock Exchange. For further information on obtaining copies of our public filings at The American Stock Exchange, you should call 212-306-1484.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares.

         1.   Annual Report on Form 10-KSB for the year ended December 31, 1999;

         2. Quarterly Report on Form 10-Q for the three months ended March 31, 2000;

         3. Quarterly Report on Form 10-Q for the six months ended June 30, 2000; and

         4. The description of our common stock, $.01 par value per share, which is contained in our registration statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, dated November 18, 1998, including any subsequent amendments or reports filed for the purpose of updating such description.

         We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:


                                    Robert Peterson, Chief Financial Officer
                                    Osage Systems Group, Inc.
                                    1661 East Camelback Road, Suite 245
                                    Phoenix, Arizona  85016
                                    (602) 274-1299

                                     [LOGO]








                                7,142,825 shares



                            Osage Systems Group, Inc.

                                  Common Stock






                               -------------------
                               P r o s p e c t u s
                               -------------------






                                [--------------]

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.

           SEC registration fee                                     $      1,120
           Counsel fees and expenses*...........................    $     15.000
           Accounting fees and expenses*........................    $     15,000
           Miscellaneous expenses*..............................    $      5,000
                                                                    ------------
                Total*..........................................    $     36,120

           *   Estimated

         We will bear all expenses of issuance and distribution listed above. The costs of fees and expenses of legal counsel and other advisors, if any, that any selling security holder employs in connection with the offering will be borne by that selling security holder.

Item 15. Indemnification of Directors and Officers.

         Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of a director shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the board of directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

         o        breach of duty;           o        misleading statement;

         o        neglect;                  o        omission; or

         o        error;                    o        act done.

         o        misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We refer you to Item 17 for our undertakings with respect to indemnification of liabilities arising under the Securities Act.

Item 16. Exhibits.

           Exhibit No.             Description of Exhibit
           -----------             ----------------------

                4.1 Subscription Agreement dated as of September 22, 2000 by and among Osage and certain purchasers
                4.2                Form of Convertible Note
                4.3                Form of Common Stock Purchase Warrant
                5 Opinion of Buchanan Ingersoll Professional Corporation as to validity of common stock.
               23.1                Consent of Deloitte & Touche LLP.
               23.2 Consent of Buchanan Ingersoll Professional Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).

Item 17. Undertakings.

         (a)      The undersigned Registrant hereby undertakes that it will:

                  (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 25th day of October, 2000.
                                         Osage Systems Group, Inc.

                                         By:    /s/ Phil Carter
                                               ---------------------------------
                                               Chairman of the Board and
                                               Chief Executive Officer

                                         By:   /s/ Robert T. Peterson
                                               ---------------------------------
                                               Chief Financial Officer/Principal
                                               Accounting Officer

                                Power of Attorney

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Phil Carter and Robert T. Peterson, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, any lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Title                                       Date
---------                               -----                                       ----
/s/ Phil Carter                         Chairman, Chief Executive Officer and       October 25, 2000
-----------------------------           Director
Phil Carter

/s/ Robert T. Peterson                  Chief Financial Officer                     October 25, 2000
------------------------
Robert Peterson

/s/ George Knight                       Director                                    October 25, 2000
-----------------
George Knight

/s/ Gerald Harrington                   Director                                    October 25, 2000
---------------------
Gerald Harrington

/s/ Edward Stead                        Director                                    October 25, 2000
----------------
Edward Stead


                                  EXHIBIT INDEX


     Exhibit No.                 Description of Exhibit
     -----------                 ----------------------
         4.1        Subscription Agreement dated as of
                    September 22, 2000 by and among Osage and
                    certain purchasers                            Filed herewith
         4.2        Form of Convertible Note                      Filed herewith
         4.3        Form of Common Stock Purchase Warrant         Filed herewith
          5         Opinion of Buchanan Ingersoll Professional
                    Corporation as to validity of common stock.   Filed herewith
         23.1       Consent of Deloitte & Touche LLP.             Filed herewith
         23.2       Consent of Buchanan Ingersoll Professional
                    Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement). Filed herewith